Exhibit 3.2

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of the Corporation: Provision Holding, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE IV

CAPITALIZATION

(a) Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue is Two Hundred and Four Million (204,000,000 shares). Two Hundred Million (200,000,000) shares shall be designated "Common Stock" and shall have a par value of $0.001. Four Million (4,000,000) shares shall be designated "Preferred Stock", and shall have a par value of $0.001 per share, and shall be issued for such consideration, expressed in dollars, as the Board of Directors may, from time to time, determine.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, of such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 51%.

4. Effective date and time of filing (optional):

5. Signature (Required):

/s/ Curt Thornton

 Curt Thornton